RNS Director Declaration

DIRECTOR DECLARATION

UNILEVER PLC

Released 10:55:43 23 November 2022

RNS Number : 3736H
Unilever PLC
23 November 2022

23 November 2022

Unilever PLC

Director Declaration

Pursuant to LR 9.6.14, Unilever PLC ('the Company') confirms that Nils Andersen, non-executive Chairman of the Company, will step down from his position as Supervisory Board Chair of Akzo Nobel NV effective from the Annual General Meeting in April 2023. In addition, the Company is informed that Mr Andersen will be nominated for appointment to the Supervisory Board of ASML Holding NV, with the intention that he is elected as Chairman following appointment at the ASML Annual General Meeting on 26 April 2023.

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